Electronically Transmitted
         to the Securities and Exchange Commission on December 14, 2000
                                                    Registration No. 333-_______

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------
                                 PROXYMED, INC.
             (Exact name of Registrant as specified in its charter)

                       Florida                                                       65-0202059
             (State or other jurisdiction                                         (I.R.S. Employer
          of incorporation or organization)                                     Identification No.)

                                                                                 Michael K. Hoover
                                                                              Chief Executive Officer
                                                                                    ProxyMed, Inc.
              2555 Davie Road, Suite 110                                       2555 Davie Road, Suite 110
            Fort Lauderdale, Florida 33317                                   Fort Lauderdale, Florida 33317
                    (954) 473-1001                                                   (954) 473-1001
  (Name, address, including zip code, and telephone number,          (Name, address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)        including area code, of agent of service)

                                                   ------------
                                               Copies of communications to:

                Frank M. Puthoff, Esq.                                          Steven Sonberg, Esq.
             Executive Vice President and                                       Holland & Knight LLP
                 Chief Legal Officer                                            701 Brickell Avenue
                    ProxyMed, Inc.                                                 Suite 3000
              2555 Davie Road, Suite 110                                        Miami, Florida 33131
            Fort Lauderdale, Florida 33317                                        (305) 374-8550
                    (954) 473-1001

                                  ------------

        Approximate date of commencement of proposed sale to the public:
    From time to time as described in the Prospectus after the effective date of this Registration Statement.

                                  ------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  -------------

                         CALCULATION OF REGISTRATION FEE

=============================================================================================================

                                     Amount To        Proposed Maximum    Proposed Maximum      Amount of
    Title of Each Class of               Be            Offering Price    Aggregate Offering   Registration
  Securities to be Registered    Registered (1)(2)      Per Share(3)          Price(3)             Fee
-------------------------------------------------------------------------------------------------------------
Common Stock ($.001 par value)       47,910,565        $1.47              $70,428,531         $18,593.13
=============================================================================================================

(1) The number of shares of Common Stock offered pursuant to this Registration Statement are as follows: (i) 1,000,000 shares, representing the number of shares of Common Stock issuable upon the exercise of a warrant issued to Commonwealth Associates, L.P ("Commonwealth") pursuant to an advisory agreement dated May 8, 2000; plus (ii) 25,326,500 shares, representing the number of shares of Common Stock issuable upon the conversion of our Series C 7% Convertible Preferred Stock ("Series C Preferred Stock"), determined as if the Series C Preferred Stock were converted in full at the conversion price of $1.00; plus (iii) 12,155,000 shares, representing the number of shares of Common Stock issuable upon the exercise of warrants issued to investors in a private placement transaction in June 2000 of our 7% Convertible Senior Secured Notes, which were converted to shares of our Series C Preferred Stock (the "Series C Preferred Financing") (without regard to any limitations on exercise); plus (iv) 500,000 shares, representing the number of shares of Common Stock issuable upon the exercise of warrants issued to our Chairman of the Board and Chief Executive Officer in August 2000 (without regard to any limitations on exercise); plus (v) 1,000,000 shares, representing the number of shares of Common Stock issuable upon the exercise of warrants issued to Commonwealth as placement agent in the Series C Preferred Financing (without regard to any limitations on exercise); plus (vi) 7,293,000 shares, representing the number of shares of Common Stock issuable upon the exercise of warrants issued to Commonwealth as part of its compensation as private placement agent in the Series C Preferred Financing (without regard to any limitations on exercise), 3,967,634 of which shares represent the number of shares of Common Stock issuable upon the exercise of warrants transferred by Commonwealth to its affiliates; plus (vii) 200,000 shares, representing the number of share of Common Stock issued to our Chairman of the Board and Chief Executive Officer pursuant to his employment agreement dated July 27, 2000; plus (viii) 436,065 shares, representing the number of shares of Common Stock issued to the holders of Series C Preferred Stock as dividends for the quarter ended September 30, 2000.

(2) The registration statement also includes an indeterminate number of additional shares of Common Stock that may become offered, issuable or sold to prevent dilution resulting from stock splits, stock dividends and conversion price or exercise price adjustments, which are included pursuant to Rule 416 under the Securities Act.

(3) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the high and low bid price for the Common Stock on December 13, 2000 as reported by the Nasdaq National Market System.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

===============================================================================

         The information in this Prospectus is not complete and may be changed. The selling shareholders may not sell the securities offered by this Prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 14, 2000

                                   PROSPECTUS

                                     Shares


                                [GRAPHIC OMITTED]

                                  Common Stock

                                   ----------

         This Prospectus relates to up to 47,910,565 shares of Common Stock of ProxyMed, Inc. which may be sold from time to time by the selling shareholders listed on page 11, or their transferees, pledgees, donees or successors. The number of shares of Common Stock that we actually issue, and thus the number of shares that may be sold hereunder, may be greater than 47,910,565 because of the anti-dilution provisions contained in the Series C Preferred Stock and in certain warrants described in this Prospectus.

         The selling shareholders may sell all or any portion of their shares of Common Stock in one or more transactions through ordinary brokerage transactions, in private, negotiated transactions, or through any other means described in the section entitled "Plan of Distribution" beginning on page 15.

         The selling shareholders are selling these shares for their own accounts. We will not receive any of the proceeds from the sale of the shares by the selling shareholders, but will pay all registration expenses. The selling shareholders will pay all selling expenses, including all underwriting discounts and selling commissions.

         Our Common Stock is traded on the Nasdaq National Market under the symbol "PILL".

                                    --------

         INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                    --------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                    --------

                THE DATE OF THIS PROSPECTUS IS DECEMBER __, 2000

                                TABLE OF CONTENTS

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                                                           Page

WHERE YOU CAN FIND MORE INFORMATION                         2
FORWARD-LOOKING INFORMATION                                 3
ABOUT PROXYMED                                              4
RISK FACTORS                                                5
USE OF PROCEEDS                                            11
SELLING SHAREHOLDERS                                       11
DESCRIPTION OF SECURITIES                                  15
PLAN OF DISTRIBUTION                                       19
LEGAL OPINION                                              20
EXPERTS                                                    21

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this Prospectus the following documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         (1) Our Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 24, 2000;
         (2)      Our Current Report on Form 8-K filed on May 8, 2000;
         (3)      Our Current Report on Form 8-K filed on May 9, 2000;
         (4) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000;
         (5)      Our Current Report on Form 8-K filed on May 19, 2000;
         (5)      Our Current Report on Form 8-K filed June 19, 2000;
         (6) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed on August 14, 2000, as amended by our Quarterly
                  Report on Form 10-Q/A filed on August 31, 2000;
         (7)      Our Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 2000 filed on November 13, 2000;
         (8)      Our Definitive Proxy Statement filed on June 12, 2000; and
         (9) The description of our Common Stock contained in our Registration Statement on Form 8-A declared effective on August 5, 1993, including any other amendment or report filed for the purpose of updating such information.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  ProxyMed, Inc.
                  2555 Davie Road, Suite 110
                  Fort Lauderdale, Florida  33317
                  Attn: Corporate Secretary
                  Telephone: (954) 473-1001, ext. 300

You should rely only on information incorporated by reference or provided in this Prospectus and any prospectus supplement. No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this Prospectus.

                           FORWARD-LOOKING INFORMATION

         This Prospectus, including the information incorporated by reference, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors beginning on page 5 and others, certain of which may be detailed from time to time in our periodic reports filed with the SEC.

                                 ABOUT PROXYMED

         ProxyMed is an electronic healthcare transaction processing services company providing connectivity services and related value-add products to physicians, payers, pharmacies, medical laboratories, and other healthcare providers and suppliers. Our electronic transaction processing services support a broad range of both financial and clinical transactions. To facilitate these services, we operate ProxyNet(R), our secure, proprietary national electronic information network, which provides physicians and other primary care providers with direct connectivity to one of the industry's largest list of payers, the largest list of chain and independent pharmacies and the largest list of clinical laboratories. Our products and services are provided from our three operating facilities located in Fort Lauderdale, Florida; Santa Ana, California; and New Albany, Indiana.

         The healthcare industry generates billions of financial and clinical transactions each year, including new prescription orders, refill authorizations, laboratory orders and results, radiology orders and results, medical insurance claims, insurance eligibility inquiries, encounter notifications, and referral requests and authorizations. We believe that the healthcare industry lags behind many other transaction-intensive industries, such as the travel, securities and banking industries, in the number of transactions processed electronically, with the vast majority of healthcare transactions being performed manually and on paper. For physicians, payers, labs and pharmacies to meet the financial and clinical demands of an evolving managed care system, we believe that participants in the healthcare system will need to process many of these types of transactions electronically. Due to the number of participants, lack of standards and complexity of establishing reliable and secure communication networks, the healthcare industry needs companies such as ProxyMed, with its secure, proprietary systems, to facilitate the processing of these transactions.

Sale of Network Engineering and Drug Dispensing Divisions

         On March 31, 2000, we completed the sale of our network integration division and our prescription drug dispensing subsidiary, ProxyCare, Inc., in separate transactions valued at approximately $3.7 million.

                                      * * *

         Our principal executive offices are located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424, and our telephone number is (954) 473-1001.

                                  RISK FACTORS

         In addition to the other information in this Prospectus or incorporated in this Prospectus by reference, you should consider carefully the following factors in evaluating ProxyMed and our business before purchasing the Common Stock offered by this Prospectus.

We have incurred losses in the past and we expect losses in the future which could have a detrimental effect on the market price of our stock

         We have incurred substantial losses, including a loss of $35,644,000 for the nine months ended September 30, 2000, and losses of $21,856,000, $11,788,000 and $18,517,000 for the fiscal years ended December 31, 1999, 1998 and 1997, respectively. As of September 30, 2000, we had an accumulated deficit of $83,756,000. We expect to continue to incur substantial losses for the foreseeable future. We can give no assurance that we will ever achieve profitable operations. This could have a detrimental effect on the market price of our stock.

We have important business relationships with other companies to market and sell some of our clinical products and services which have not resulted in significant sales yet and if these companies are unsuccessful, we will need to add this emphasis internally, which may divert our efforts and resources from others projects

         For the marketing and sale of some of our clinical products and services, we entered into important business relationships with other companies, through our electronic commerce partner program with physician office management information system vendors and electronic medical record vendors and through other agreements. These important business relationships, which have required and will continue to require significant commitments of effort and resources, have yet to generate substantial recurring revenue, and we cannot assure that they will ever generate substantial recurring revenue. Most of these relationships are on a non-exclusive basis, and we cannot assure that our electronic commerce partners and other strategic partners, most of whom have significantly greater financial and marketing resources than we do, will not develop and market products and services in competition with us in the future or will not otherwise discontinue their relationship with us. Also, our arrangements with some of our partners involve negotiated payments to the partners based on percentages of revenues generated by the partners. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the partners may not be motivated to produce a sufficient volume of revenues. The success of our important business relationships will depend in part upon our partners' own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and marketed by such partners. If any such partners are unsuccessful in marketing our products, we will need to place added emphasis on these aspects of our business internally, which may divert our planned efforts and resources from other projects.

We depend on connections to insurance companies and other payers, and if we lose these connections, our service offerings would be limited and less desirable to healthcare participants

         Our business is enhanced by the substantial number of payers, such as insurance companies, Medicare and Medicaid agencies, laboratories and pharmacies, to which we have electronic connections. These connections may either be made directly or through a clearinghouse. We have attempted to enter into suitable contractual relationships to ensure long-term payer connectivity; however, we cannot assure that we will be able to maintain our links with all these payers. In addition, we cannot assure that we will be able to develop new connections, either directly or through clearinghouses, on satisfactory terms. Lastly, some third-party payers provide systems directly to healthcare providers, bypassing us and other third-party processors. Our failure to maintain existing connections with payers and clearinghouses or to develop new connections as circumstances warrant, or an increase in the utilization of direct links between providers and payers, could cause our electronic transaction processing system to be less desirable to healthcare participants, which would slow down or reduce the number of transactions that we process and for which we are paid.

Evolving industry standards and rapid technological changes could result in our products becoming obsolete or no longer in demand

         Rapidly changing technology, evolving industry standards and the frequent introduction of new and enhanced internet-based services characterize the market for our products and services. Our success will depend upon our ability to enhance our existing services, introduce new products and services on a timely and cost-effective basis to meet evolving customer requirements, achieve market acceptance for new products or services and respond to emerging industry standards and other technological changes. We cannot assure that we will be able to respond effectively to technological changes or new industry standards. Moreover, we cannot assure that other companies will not develop competitive products or services, or that any such competitive products or services will not cause our products and services to become obsolete or no longer in demand.

The acceptance of electronic transaction processing in the healthcare industry is still in its early stages; thus, the future of our business, including our new internet-based applications, is uncertain

         Our strategy anticipates that electronic processing of healthcare transactions, including transactions involving clinical as well as financial information, will become more widespread and that providers and third-party payers increasingly will use electronic transaction processing networks for the processing and transmission of data. Electronic transmission of healthcare transactions (and, in particular, the use of the internet to transmit them) is still developing, and complexities in the nature and types of transactions which must be processed have hindered, to some degree, the development and acceptance of electronic transaction processing in this industry. We cannot assure that continued conversion from paper-based transaction processing to electronic transaction processing in the healthcare industry, using proprietary physician management systems or the internet, will occur. The internet may prove not to be a viable commercial marketplace for a number of reasons, including:

                  o inadequate development of the necessary infrastructure for communication speed, access and server reliability,

                  o        security, privacy and confidentiality concerns,

                  o lack of development of complementary products, such as high-speed modems and high-speed communication lines,

                  o        implementation of competing technologies,

                  o delays in the development or adoption of new standards and protocols required to handle increased levels of internet activity, and

                  o        possible governmental regulation.

         Growth in the demand for our new internet applications and services depends on the adoption of internet solutions by healthcare participants, which requires the acceptance of a new way of conducting business and exchanging information. The healthcare industry, in particular, relies on legacy systems that may be unable to benefit from our new internet-based platform. Customers using legacy and client-server systems may refuse to adopt our new internet-based systems when they have made a substantial investment in hardware, software and training for older systems.

If electronic transaction processing penetrates the healthcare industry, we may face pressure to reduce our prices which potentially may lead to further losses

         If electronic transaction processing extensively penetrates the healthcare market or becomes highly standardized, it is possible that competition among electronic transaction processors will focus increasingly on pricing. This competition may put intense pressure on us to reduce our pricing in order to retain market share. If we are unable to reduce our costs sufficiently to offset declines in our prices, or if we are unable to introduce new, innovative service offerings with higher prices, we will continue to incur net losses.

Proposed healthcare legislation and changes to existing laws could cause an erosion of our current competitive strengths

         Our customers are subject to extensive and frequently changing federal and state healthcare laws and regulations. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Potential reform legislation may include:

                  o        mandated basic healthcare benefits,
                  o controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid reimbursement,
                  o        the creation of large insurance purchasing groups,
                  o fundamental changes to the healthcare delivery system, o FTC enforcement actions of existing privacy laws relating to the internet,
                  o federal and state privacy and confidentiality statutes, regulations and rules covering medical records and patient information

         The federal Health Insurance Portability and Accountability Act of 1996, known as HIPAA for short, mandates the use of standard transactions, standard identifiers, security and other provisions for electronic claims transactions. HIPAA specifically designates clearinghouses (including us and other financial network operators) as the compliance facilitators for healthcare providers and payers. On August 17, 2000, the U.S. Department of Health and Human Services published final regulations to govern eight of the most common electronic transactions involving health information. We must comply by October 16, 2002. We believe that we will be in compliance by that date or sooner, and we expect, but have no assurances that our business partners or customers who may also be covered by these regulations will also be in compliance by that date. Due to mandated standards, however, there is a possibility that it will be easier for competitors to offer electronic transaction processing services similar to ours, which would make our competitive strength of accepting financial transactions in multiple formats less of a differentiating factor for our customers.

         We anticipate Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods, as well as internet and healthcare privacy legislation, and that public debate of these issues will likely continue in the future. Due to uncertainties as to these reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us.

Because we are smaller and have fewer financial resources than many of our competitors, we may not be able to successfully compete in the very competitive healthcare electronic transaction processing industry

         We face competition from many healthcare information systems companies and other technology companies. Many of our competitors are significantly larger and have greater financial resources than we do and have established reputations for success in implementing healthcare electronic transaction processing systems. Other companies have targeted this industry for growth, including the development of new technologies utilizing internet-based systems. We cannot assure that we will be able to compete successfully with these companies or that these or other competitors will not commercialize products, services or technologies that render our products, services or technologies obsolete or less marketable.

Our clinical transaction products and services have yet to be tested on a large scale and could fail under a heavy customer load

         The quality of our clinical transaction products and services is important to our business. Although we have completed the development of most of our clinical transaction products and services and our electronic transaction processing network, which we believe efficiently perform the principal functions for which they have been designed, our clinical transaction products and services and the network are currently being utilized only by a limited number of customers for these transactions. We cannot assure that, upon widespread commercial use of our clinical transaction products and services, they will satisfactorily perform all of the functions for which we have designed them or that unanticipated technical or other errors will not occur which would result in increased costs or material delays. Any of these errors could delay our plans, result in harmful publicity or cause us to incur substantial remedial costs.

Computer network systems like ours could suffer security and privacy breaches that could harm our customers and us

         We currently operate servers and maintain connectivity from multiple facilities. Despite our implementation of network security measures, such as limiting physical and network access to routers, our infrastructure may be vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers or other users. Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to our customers. These problems could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which may deter potential customers from doing business with us and give rise to possible liability to users whose security or privacy has been infringed. The security and privacy concerns of existing and potential customers may inhibit the growth of the healthcare information services industry in general, and our customer base and business in particular. A significant security breach could result in loss of customers, damage to our reputation, direct damages, costs of repair and detection and other unplanned expenses.

We depend on uninterrupted computer access for our customers; any prolonged interruptions in our operations could cause our customers to seek alternative providers of our services

         Our success is dependent on our ability to deliver high-quality, uninterrupted computer networking and hosting, requiring us to protect our computer equipment and the information stored in servers against damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. Although we plan to develop back-up site capability and have a program to manage technology to reduce risks in the event of a disaster, including periodic "back-ups" of our computer programs and data, any damage or failure resulting in prolonged interruptions in our operations could cause our customers to seek alternative providers of our services. In particular, a system failure, if prolonged, could result in reduced revenues, loss of customers and damage to our reputation, any of which could cause our business to suffer. While we carry property and business interruption insurance to cover operations, the coverage may not be adequate to compensate us for losses that may occur.

Our products employ proprietary information and technology which may infringe on the intellectual property rights of third parties

         In large part, our success is dependent on our proprietary information and technology. We rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information and technology. We have federal trademark registrations for ClinScan, PreScribe, ProxyNet, ProxyScript and RxReceive and have filed a trademark application for "empowering physicians with eSolutions", which is currently pending approval. We have no patents. We have copyright registrations for twelve of our software products. As part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, distributors and customers, and limit access to and distribution of our software, databases, documentation and other proprietary information. We cannot assure that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or that third parties will not independently develop substantially similar products, services and technology. Although we believe our products, services and technology do not infringe on any proprietary rights of others, as the number of software products available in the market increases and the functions of those products further overlap, we and other software and internet developers may become increasingly subject to infringement claims. These claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us.

Because an error by any party in the process of prescribing drugs and filling prescriptions could result in substantial injury to a patient, our liability insurance may not be adequate in a catastrophic situation

         Our business exposes us to potential liability risks that are unavoidably part of being in the healthcare electronic transaction processing industry. Many of our products and services relate to prescribing drugs and filling pharmacy and medical laboratory results, and an error by any party in the process could result in substantial injury to a patient. As a result, our liability risks are significant. We cannot assure that our insurance will be sufficient to cover potential claims arising out of our current or proposed operations, or that our present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured claim against us, if successful and of sufficient magnitude, would have significant adverse financial consequences. Our inability to obtain insurance of the type and in the amounts we require could generally impair our ability to market our products and services.

We may not be able to retain key personnel or replace them if they leave

         Our success is largely dependent on the personal efforts of Michael K. Hoover, our Chairman of the Board and Chief Executive Officer. Although we have entered into employment agreements with Mr. Hoover and other senior executives, the loss of any of their services could cause our business to suffer. We have obtained for our benefit "key person" insurance on the life of Mr. Hoover in the amount of $1,000,000. Our success is also dependent upon our ability to hire and retain qualified operations, development and other personnel. Competition for qualified personnel in the healthcare information services industry is intense, and we cannot assure that we will be able to hire or retain the personnel necessary for our planned operations.

Our corporate charter contains authorized, unissued preferred stock which, if issues, may inhibit a takeover at a premium price that may be beneficial to our shareholders

         Our Articles of Incorporation authorize the issuance of 2,000,000 shares of "blank check" preferred stock with such designations, rights and preferences as our Board of Directors may determine from time to time. Of these preferred shares, 253,375 shares are outstanding as of the date of this Prospectus. Without shareholder approval, our Board of Directors is empowered to issue shares of our preferred stock with dividend, liquidation, conversion, voting and other rights that could lessen the value, voting power or other rights of holders of Common Stock. Issuance of shares of our preferred stock could be utilized, under some circumstances, as a method of discouraging, delaying or preventing a change of control of this company at a premium price which would be beneficial to our shareholders.

Investors should not anticipate receiving cash dividends on our Common Stock

         We currently anticipate retaining all of our future earnings, if any, for use in the operation and expansion of our business, and do not plan to pay any cash dividends on shares of our Common Stock in the foreseeable future. The provisions of our Series B Preferred Stock prohibit the payment of dividends on our Common Stock unless we get the consent of the holders of two-thirds of the Series B Preferred Stock. Potential investors who anticipate a need for dividends should not invest in the Common Stock.

Our Common Stock price has fluctuated considerably and may not appreciate in value

         The market price of shares of our Common Stock has fluctuated substantially in recent years and is likely to fluctuate significantly from its current level. During the period from January 1, 2000 through December 12, 2000, our Common Stock closing price has ranged from a high of $11.13 per share to a low of $0.81 per share. In 1998, our Common Stock closing price ranged from a low of $5.25 per share to a high of $17.13 per share, and during 1999, our Common Stock closing price ranged from a low of $9.50 per share to a high of $19.25 per share. Future announcements concerning our financial performance, conversion of shares of the Series C Preferred Stock into Common Stock, warrant and option exercises, year-end selling for tax losses, the announcement of strategic business relationships, the introduction of new products, services or technologies or changes in product pricing policies by us or our competitors or changes in earnings estimates by analysts, among other factors, could cause the market price of our Common Stock to fluctuate substantially. Stock markets have experienced extreme price and volume volatility in the last year. This volatility has had a substantial effect on the market prices of securities of many public companies, including those in the eHealth sector, for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may also cause declines in the market price of our Common Stock. Investors seeking short-term liquidity should be aware that we cannot assure that the stock price will appreciate in value or, as noted above, that cash dividends will be paid.

We may issue additional shares which could adversely affect the market price of our Common Stock

         Certain events over which you have no control could result in the issuance of additional shares of our Common Stock or preferred stock, which would dilute your ownership percentage in ProxyMed and could adversely affect the market price of our Common Stock. We may issue additional shares of Common Stock or preferred stock for many reasons including:

                  o        to raise additional capital or finance acquisitions;

                  o upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock; or

                  o        in lieu of cash payment of dividends.

         The conversion ratio for the Series B Preferred Stock is tied to the trading price of our Common Stock. Consequently, the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock may increase substantially if the trading price of our Common Stock declines. In addition, the number of shares of Common Stock that we are required to issue upon conversion or exercise, as the case may be, of Series B Preferred Stock, Series C Preferred Stock and many of our outstanding options and warrants may increase if certain anti-dilution events occur (such as, certain issuances of Common Stock, options and convertible securities).

         As of December 12, 2000, there were 253,265 shares of Series C Preferred Stock outstanding convertible into 25,326,500 shares of Common Stock, 110 shares of Series B Preferred Stock outstanding and convertible into 121,002 shares of Common Stock, and warrants and options to acquire up to approximately 36,768,900 additional shares of Common Stock at prices ranging from $1.00 to $14.50 per share. Conversion of shares of Series C Preferred Stock or Series B Preferred Stock into Common Stock, the exercise of warrants and options to acquire shares of Common Stock, or the sale by existing shareholders of a large number of shares of Common Stock, could depress the market price of our Common Stock and dilute the value of your shares.

We may be required to delist our shares from Nasdaq if certain events occur

         The Nasdaq Stock Market has certain rules that must be met in order for a listed company to maintain its listing on the National Market System. We may be required to delist from Nasdaq if the bid price of our Common Stock closes below one dollar ($1.00) for thirty consecutive trading days. In such event, trading, if any, in the Common Stock may then continue to be conducted on the over-the-counter market in what are commonly referred to as the "pink sheets", or on the OTC Electronic Bulletin Board. As a result of trading in the over-the-counter market, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. In addition, trading in the Common Stock would likely decrease substantially, and the price of the Common Stock may decline.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares of Common Stock by any of the selling shareholders.

         We will receive in the aggregate proceeds of $22,448,000 if all of the warrants relating to the Series C Preferred Stock (including warrants issued to Commonwealth, which served as placement agent in connection with the offering of Series C Preferred Stock) are exercised for cash. We intend to use any proceeds received from the exercise of these warrants for general working capital purposes.

         We estimate that our expenses in connection with the filing of this registration statement will be approximately $38,000.

                              SELLING SHAREHOLDERS

General

         The shares of Common Stock being offered by the selling shareholders are issuable (1) upon conversion of the Series C Preferred Stock, (2) as dividends on the Series C Preferred Stock, or (3) upon exercise of warrants. For additional information about the Series C Preferred Stock, see "Description of Securities - Series C Preferred Stock". We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time. None of the selling shareholders has had any material relationship with us within the past three years except for Commonwealth, which has acted as both underwriter and placement agent in previous private placements of our equity and debt securities. Common shares after offering include shares of common stock, stock options and warrants owned prior to any securities being offered under this Prospectus.

                                                Common Shares   Common Shares
                                                Beneficially       Offered         Common
                                                 Owned Prior       By This      Shares After  Percentage
         Name of Selling Shareholder             to Offering      Prospectus      Offering     of Class
         ---------------------------            -------------   -------------   ------------  ----------
Abrams VII Partnership                                 607,038          607,038            0          0.0%
Adam M. Rosmarin                                       113,819          113,819            0          0.0%
Alexander G. Rappaport                                 151,759          151,759            0          0.0%
Allan MacDonald & Eileen MacDonald, as                  75,879           75,879            0          0.0%
     Joint Tenants
Allen Notowitz                                         151,759          151,759            0          0.0%
Alvaro Tafur                                            75,879           75,879            0          0.0%
Alya Al Bahar & Lulwa Al Khaled, as Joint               75,879           75,879            0          0.0%
     Tenants
Anderson Wire Works, Inc.                              151,759          151,759            0          0.0%
Andre W. Iseli                                          75,879           75,879            0          0.0%
Anne Falk (1)                                           22,021           22,021            0          0.0%
Anthony Giardina (1)                                    18,637           18,400          237             *
Barry A. Kaplan                                        758,797          758,797            0          0.0%
Barry Gray                                             151,759          151,759            0          0.0%
Basil J. Asciutto                                       52,925           51,975          950             *
Ben Rosenbloom                                          75,879           75,879            0          0.0%
Beth Lipman (1)                                         34,251           28,498        5,753             *
Brian Coventry (1)                                      24,018           24,018            0          0.0%
Bruce Glaser (1)                                       157,176          107,176       50,000             *
Bryon Voigt & Jacelyn Voigt, as Joint                   75,879           75,879            0          0.0%
     Tenants
C. Wyllys Cass, IV & Ellen M. Cass, as Joint            75,879           75,879            0          0.0%
     Tenants
Capital Ventures International                       2,124,833        2,124,833            0          0.0%
Carl Kleidman (1)                                      230,004          230,004            0          0.0%

                                                Common Shares   Common Shares
                                                Beneficially       Offered         Common
                                                 Owned Prior       By This      Shares After  Percentage
         Name of Selling Shareholder             to Offering      Prospectus      Offering     of Class
         ---------------------------            -------------   -------------   ------------  ----------
Carol R. Hill Spousal Trust (dated 12/22/99)           758,797          758,797            0          0.0%
Charles A. Barnes, Jr.  Revocable Living                75,879           75,879            0          0.0%
     Trust (dated 11/7/91)
Charles L. Wisseman, III                                75,879           75,879            0          0.0%
Christopher Fox                                        228,639          227,639        1,000             *
Commonwealth Associates, LP (2)                      5,645,553        5,325,366    1,320,187             *
ComVest Capital Partners, LLC (2)                      227,639          227,639            0          0.0%
Constantine S. Potamianos (1)                           16,787           16,787            0          0.0%
Conzett Europa Invest, Ltd.                            327,639          227,639      100,000             *
Craig Blitz (1)                                         32,545           25,545        7,000             *
Cranshire Capital, LP                                  455,278          455,278            0          0.0%
CRM Madison Partners, LP (5)                           535,270          524,270       11,000             *
CRM Micro Cap Fund, LP (5)                             471,154          471,154            0          0.0%
CRM Partners, LP (5)                                 1,435,925        1,405,675       30,250             *
CRM Retirement Partners, LP (5)                        758,116          737,033       21,083             *
CRM US Value Fund Ltd. (5)                             115,852          114,019        1,833             *
Daniel S. Och                                          455,278          455,278            0          0.0%
David B. Heller                                        151,759          151,759            0          0.0%
David Dercher & Su Ellen Dercher, as Joint              75,879           75,879            0          0.0%
     Tenants
David L. Cohen                                         227,639          227,639            0          0.0%
David P. Faxon, Jr.                                     75,879           75,879            0          0.0%
David R. Nelson & Donna L. Nelson, as Joint             75,879           75,879            0          0.0%
     Tenants
David Stellway                                          75,879           75,879            0          0.0%
Domenic M. Strazzulla                                   75,879           75,879            0          0.0%
Domenick & Josephine Scaglione, as Joint                75,879           75,879            0          0.0%
     Tenants
Dominick Di Cesare                                      75,879           75,879            0          0.0%
Donald G. Drapkin (3)                                  551,759          151,759      400,000             *
Douglas & Evelyn Runckel, as Joint Tenants              75,879            75879            0          0.0%
Duane M. Fiedler                                        75,879           75,879            0          0.0%
E&M RP Trust (dated 10/3/85)                         1,518,895        1,518,895            0          0.0%
Edward J. Rosenthal Profit Sharing Plan                 79,546           75,879        3,667             *
     (dated 1989)
Edwin M.  Cooperman (1) (3)                             18,400            9,200        9,200             *
Elite Sales, Inc.                                       75,879           75,879            0          0.0%
Eric Erdman                                             75,879           75,879            0          0.0%
Flynn Corporation                                      313,019          303,519        9,500             *
FM Grandchildren Trust (dated 7/18/96)                 113,819          113,819            0          0.0%
Fotyfo Associates, LP                                  113,819          113,819            0          0.0%
Frederick B. Epstein                                    75,879           75,879            0          0.0%
Fren Manocherian                                        75,879           75,879            0          0.0%
Garo A. Partoyan                                        77,879           75,879        2,000             *
Gary D. Schultz & Barbara A. Schultz, as                75,879           75,879            0          0.0%
     Joint Tenants
Gary Kanuit & Bradford Burns, as Tenants in             75,879           75,879            0          0.0%
     Common
Gerald & Daphna Cramer 1997 Charitable                 393,565          379,398       14,167             *
     Remainder Unitrust (dated 11/1/97) (5)
Gerald Cramer 1997 Charitable Remainder                393,565          379,398       14,167             *
     Unitrust (dated 11/1/97) (5)
Gregg R. Goebel & Marilyn B. Goebel, as                 75,879           75,879            0          0.0%
     Joint Tenants
H.D. Haley                                             113,819          113,819            0          0.0%
Hans Bodmer                                            151,759          151,759            0          0.0%
Hardy Family Limited Partnership (4)                   455,278          455,278            0          0.0%
Harvard Developments, Inc.                              75,879           75,879            0          0.0%

                                                Common Shares   Common Shares
                                                Beneficially       Offered         Common
                                                 Owned Prior       By This      Shares After  Percentage
         Name of Selling Shareholder             to Offering      Prospectus      Offering     of Class
         ---------------------------            -------------   -------------   ------------  ----------
Harvard Investments, Inc.                              379,398          379,398            0          0.0%
Herman Sandler                                         227,639          227,639            0          0.0%
Howard Gittis                                          151,759          151,759            0          0.0%
Howard Rosenbloom                                       75,879           75,879            0          0.0%
Inder Tallur (1)                                       140,001          138,001        2,000             *
Ingleside Company                                    1,533,671        1,533,671            0          0.0%
Inter Family Investments Co., Inc.                      75,879           75,879            0          0.0%
Intercontinental Investment Services, Inc.              75,879           75,879            0          0.0%
Jacob Goldfield                                      1,062,416        1,062,416            0          0.0%
James Nealis                                            75,879           75,879            0          0.0%
Jerome Dreyfuss                                         75,879           75,879            0          0.0%
Jerome Messana (1)                                      41,228           41,048          180             *
Jesse N. Polan                                         151,759          151,759            0          0.0%
Jody Nelson                                             75,879           75,879            0          0.0%
John A. Martell                                        303,519          303,519            0          0.0%
Jon Brown                                               75,879           75,879            0          0.0%
Jonathan L. Glashow                                    113,819          113,819            0          0.0%
Joseph P. Rienzi & Judith A. Rienzi, as Joint          113,819          113,819            0          0.0%
     Tenants
Joseph P. Wynne (1)                                     78,455           76,588        1,867             *
Just in Case, LRD                                       75,879           75,879            0          0.0%
Kanodia Partners, LP                                   151,759          151,759            0          0.0%
Keith M. Rosenbloom (1)                                271,529          254,217       17,312             *
Kenneth B. Wilson                                       75,879           75,879            0          0.0%
Kerry B. Skeen Revocable Trust U/T (dated               75,879           75,879            0          0.0%
     4/14/99)
Kim M. Schwencke                                       151,759          151,759            0          0.0%
Kurt V. & Laura M. Reichelt, as Joint Tenants           75,879           75,879            0          0.0%
Laurel Lester Mark                                      75,879           75,879            0          0.0%
Lawrence W. McGary                                      75,879           75,879            0          0.0%
Leo F. Mazzocchi, M.D. & Nancy T. Mazzocchi,            75,879           75,879            0          0.0%
     as Joint Tenants
Leroy Cramer Family Limited Partnership                151,759          151,759            0          0.0%
Mark Reichenbaum                                       303,519          303,519            0          0.0%
Michael  & Mona Barsa, as Joint Tenants with            75,879           75,879            0          0.0%
     Right of Survivorship
Michael Applebaum (1)                                   63,012           63,012            0          0.0%
Michael Bollag Charitable Remainder Unitrust           252,157          227,639       24,518             *
     (dated 1/7/92)
Michael K. Hoover (6)                                6,864,415        1,708,415    5,156,000          7.0%
Michael S. Falk (1) (2)                              2,474,245        2,331,904      142,341             *
Neal Holtvogt                                           75,879           75,879            0          0.0%
Pamela Equities Corporation                            113,819          113,819            0          0.0%
Paul F. Petrus                                          75,879           75,879            0          0.0%
Paul O. Goldenheim                                      77,879           75,879        2,000             *
Paul Russo                                              75,879           75,879            0          0.0%
Peggy Jordan                                           151,759          151,759            0          0.0%
Perg Proxy, LLC                                      1,403,875        1,403,875            0          0.0%
Peter Latour (1)                                       131,391          131,391            0          0.0%
Peter Palmieri (1)                                      34,330           34,060          270             *
Philip R. Ladouceur (1)                                  9,200            9,200            0          0.0%
Porter Partners, LP                                    303,519          303,519            0          0.0%
Reese-Cole Partnership, Ltd.                           151,759          151,759            0          0.0%
Richard Campanella (1)                                  18,637           18,400          237             *
Richard Rosenblatt (1)                                  11,033            9,200        1,833             *
Richard Yalen (1)                                        9,200            9,200            0          0.0%
RMC Capital, LLC                                     3,798,089        3,798,089            0          0.0%
RML Burwick Family, LP                                 151,759          151,759            0          0.0%

                                                Common Shares   Common Shares
                                                Beneficially       Offered         Common
                                                 Owned Prior       By This      Shares After  Percentage
         Name of Selling Shareholder             to Offering      Prospectus      Offering     of Class
         ---------------------------            -------------   -------------   ------------  ----------
Robert & Lois Silverman, as Joint Tenants               75,879           75,879            0          0.0%
Robert Hazan                                            75,879           75,879            0          0.0%
Robert Hoffman & Randy Weatherford, Tenants             75,879           75,879            0          0.0%
     in Common
Robert J. Spencer                                       75,879           75,879            0          0.0%
Robert O'Sullivan (1)                                  291,339          278,434       12,905             *
Robert P. Kouwe                                        151,759          151,759            0          0.0%
Ron & Rosemarie Moschetta, as Joint Tenants             15,175           15,175            0          0.0%
Ron Bloom (1)                                           23,000           23,000            0          0.0%
Ronald B. Booth                                         75,879           75,879            0          0.0%
Ronald Moschetta (1)                                   111,377          111,377            0          0.0%
Rovest Partnership                                      75,879           75,879            0          0.0%
Rush and Co.                                            75,879           75,879            0          0.0%
Salvatore A. Trupiano                                   75,879           75,879            0          0.0%
Samuel R. Nussbaum                                      75,879           75,879            0          0.0%
Sanjiv Patel & Shanthamallappa Ashok, as                75,879           75,879            0          0.0%
     Tenants in Common
Scott Greiper (1)                                       46,000           46,000            0          0.0%
Scott S. Prince                                        151,759          151,759            0          0.0%
Seymour Wasserstrum                                     75,879           75,879            0          0.0%
Siam Partners II                                     1,518,895        1,518,895            0          0.0%
Stephen T. Skoly & Richard K. Ouellette, as             76,879           75,879        1,000             *
     Tenants in Common
Susan Hoffman (1)                                        6,000            5,000        1,000             *
Sybesma Research, LLC                                   75,879           75,879            0          0.0%
Tahoe Partnership                                    1,518,895        1,518,895            0          0.0%
TGAAR Properties, Inc.                                  75,879           75,879            0          0.0%
The Aubrey J. Ferrao Living Trust U/A/D 6/26/98        151,759          151,759            0          0.0%
Thom Waye (1)                                           53,587           53,587            0          0.0%
Thomas Boova                                            75,879           75,879            0          0.0%
Thomas Israel                                          151,759          151,759            0          0.0%
Thomas J. Brigl & Brenda Brigl, as Joint                75,879           75,879            0          0.0%
     Tenants
Thomas J. Keeney                                        75,879           75,879            0          0.0%
Thomas R. Kelley                                        76,179           75,879          300             *
Travis L. Provow                                        75,879           75,879            0          0.0%
Virginia R. Nelson Trust (1/10/87)                      75,879           75,879            0          0.0%
Vladik Vainberg (1)                                     20,783           20,436          347             *
Walter F. Toombs                                       151,759          151,759            0          0.0%
Wexford Clearing Services C/F Charles F.A.              75,879           75,879            0          0.0%
     Schroeder IRA
Wexford Clearing Services C/F Rodney                   151,759          151,759            0          0.0%
     Schorlemmer SEP DTD 10/20/99
Wexford Clearing Services Corp. C/F FBO                 75,879           75,879            0          0.0%
     Thomas G. Keough IRA
Wexford Clearing Services Corp. C/F Janis                7,587            7,587            0          0.0%
     Campanella IRA
William & Linda O'Neill, as Joint Tenants              151,759          151,759            0          0.0%
William Anthony Rice                                   227,639          227,639            0          0.0%
William Kress Schapiro                                 151,759          151,759            0          0.0%
William T. McCaffrey                                   151,759          151,759            0          0.0%
Wingate Investments, Ltd.                              303,519          303,519            0          0.0%
ZWD Investments, LLC                                 1,520,295        1,520,295            0          0.0%

*Less than 1%

------------------
(1) Includes warrants assigned by Commonwealth Associates as part of its compensation as private placement agent in the Series C Preferred Financing.

(2) Michael W. Falk is a director of ProxyMed, Inc. and the principal owner of the general partner of Commonwealth Associates, LP and ComVest Capital Partners, LLC. Based on information available at the time of this filing, common shares owned beneficially prior to offering include a total of 185,166 shares of common stock and 277,362 warrants owned by the group of Mr. Falk, Commonwealth and ComVest. For purposes of this Prospectus, the combined percentage of class for Mr. Falk's holdings is approximately 11.2%.
(3)      Donald G. Drapkin and Edwin M. Cooperman are directors of ProxyMed,
         Inc.
(4) Common shares beneficially owned prior to offering excludes 240,950 common shares and 442,000 stock options owned directly by A. Thomas Hardy, President of Key Communications Service, Inc., our wholly-owned subsidiary.
(5) Based on information available at the time of this filing, common shares beneficially owned prior to offering excludes 254,000 shares of common stock and 200,000 stock options owned directly by Gerald B. Cramer, a director of ProxyMed, Inc. Mr. Cramer has an ownership interest in CRM Madison Partners, LP; CRM Micro Cap Fund, LP; CRM Partners, LP; CRM Retirement Partners, LP; and CRM US Value Fund, LP. For purposes of this Prospectus, the combined percentage of class for all of Mr. Cramer's holdings are less than 1%.
(6) Common shares beneficially owned prior to offering includes 135,000 shares of common stock owned directly by Michael K. Hoover, our Chairman of the Board and Chief Executive Officer.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.01 per share. At December 12, 2000, 20,593,480 shares of Common Stock were issued and outstanding, 110 shares of Series B Preferred Stock were issued and outstanding and 253,265 shares of Series C Preferred Stock were issued and outstanding.

         Of the 20,593,480 shares of Common Stock outstanding on December 12, 2000, this amount does not include the 121,002 shares of Common Stock issuable upon conversion of Series B Preferred Stock, the 25,326,500 shares of Common Stock issuable upon conversion of the Series C Preferred Stock, the 25,527,007 shares of Common Stock issuable upon exercise of currently outstanding warrants, and 11,241,869 shares of Common Stock reserved for issuance upon exercise of currently outstanding stock options.

         The descriptions below of the terms of Common Stock, Series B Preferred Stock, Series C Preferred Stock and the related warrants are summaries of the material terms only and do not purport to be complete. Such descriptions are subject to and qualified by the actual agreements relating to Series B Preferred Stock, Series C Preferred Stock, such warrants, our amended Articles of Incorporation and By-laws, all of which have been filed with the SEC and are incorporated into this Prospectus by reference, and by applicable law.

Common Stock

         The issued and outstanding shares of Common Stock are, and the shares being offered by this Prospectus will be, validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available for them at such times and in such amounts as the Board of Directors may from time to time determine. We have not paid any dividends and do not expect to pay cash dividends on our Common Stock in the foreseeable future.

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the shareholders. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors.

         The shares have no preemptive, subscription, conversion or redemption rights. Upon liquidation, dissolution or winding-up of ProxyMed, the holders of Common Stock are entitled to receive pro rata the assets of ProxyMed which are legally available for distribution to shareholders.

Preferred Stock

         In addition to Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, our Board of Directors has the authority to issue 1,746,625 additional shares of preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the shareholders.

         The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of ProxyMed without further action by the shareholders.

Series B Preferred Stock

         Pursuant to the terms of a Securities Purchase Agreement dated December 23, 1999, we issued 15,000 shares of Series B Preferred Stock in a private placement to institutional investors. The shares of Series B Preferred Stock are non-voting and carry a cumulative dividend at a rate of 6% per annum, payable quarterly or upon conversion or redemption, which may be paid in cash or Common Stock, at our option, subject to certain conditions. The shares of Series B Preferred Stock mature on December 23, 2001, subject to extension in certain circumstances, at which time the Series B Preferred Stock will be redeemed or converted at our option, subject to certain conditions. The conversion price of Series B Preferred Stock at maturity is 95% of the average of the closing trade price on the Nasdaq National Market of the Common Stock for the 30 consecutive trading days immediately preceding December 23, 2001.

         In connection with the sale of Series B Preferred Stock, we issued warrants (the "Old Warrants") to purchase up to 800,000 shares of Common stock, subject to adjustment in certain events. The original exercise price of the Old Warrants was $12.05 per share, subject to adjustment in certain events. The Old Warrants expire on December 23, 2002. In addition, in order to obtain the consent of Transamerica Business Credit Corporation to the sale of Series B Preferred Stock, a warrant to purchase 25,000 shares of Common Stock at an original exercise price of $11.62 per share was issued to Transamerica (the "Transamerica Warrant") on substantially the same terms as the Old Warrants. The exercise price and number of shares of Common Stock which may be purchased upon exercise of such warrants continue to be subject to further adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of Common Stock, stock options or convertible securities or certain corporate transactions such as stock splits, mergers or asset sales.

         Series B Preferred Stock converts into Common Stock at a floating rate based on the market price of the Common Stock. The terms of Series B Preferred Stock provide that the holders cannot exercise their rights to convert Series B Preferred Stock prior to December 23, 2000, unless certain triggering events occur. One such triggering event occurred as of May 1, 2000 when the closing price of the Common Stock had been below $4.21 for 10 trading days, thus causing the restriction on conversions to cease to be in effect.

         In order to attempt to prevent the conversion of all of the shares of Series B Preferred Stock and the resulting significant dilution to the holders of Common Stock, we engaged in negotiations with the holders of Series B Preferred Stock to restructure certain terms of Series B Preferred Stock. Effective May 4, 2000, we entered into a Redemption and Exchange Agreement (the "Redemption Agreement") with holders of 13,000 shares of Series B Preferred Stock. Under the terms of the Redemption Agreement, we have redeemed 13,000 shares of Series B Preferred Stock at 116.5% of the Conversion Amount (as defined in the Articles of Amendment to our Articles of Incorporation creating Series B Preferred Stock (the "Series B Articles of Amendment"). We have not entered into an agreement to redeem the shares of Series B Preferred Stock held by the holder of the remaining shares of Series B Preferred Stock. As of December 12, 2000, this holder has converted 1,890 shares of Series B Preferred Stock into an aggregate of 1,621,936 shares of Common Stock and 110 shares of Series B Preferred Stock continue to be held by such holder.

         The Redemption Agreement also provides for the exchange of 693,333 of the Old Warrants issued to the holders of Series B Preferred Stock subject to the Redemption Agreement for warrants (the "Exchanged Warrants") with an exercise price of $1.50 per share. In addition, such holders have received, in the aggregate, 650,000 additional warrants (the "New Warrants") at an exercise price of $1.50 per share. The Exchanged Warrants expire on December 23, 2002, and the New Warrants expire on May 5, 2003. The exercise price and number of shares of Common Stock which may be purchased upon exercise of the Exchanged Warrants and the New Warrants are subject to adjustment upon the occurrence of certain dilution events which occur 183 days after the date of issuance of such warrants including, without limitation, certain issuances of Common Stock, stock options or convertible securities or certain corporate transactions such as stock splits, mergers or asset sales.

         In the event of the liquidation of ProxyMed, the holders of the Series B Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of Common Stock. The liquidation preference is equal to the amount originally paid for the Series B Preferred Stock ($1,000 per share) plus accrued and unpaid dividends (and any unpaid default interest) on any outstanding Series B Preferred Stock through the date of determination.

         Other than as required by law, the holders of the Series B Preferred Stock have no voting rights except that the consent of holders of at least two-thirds of the outstanding Series B Preferred Stock will be required to (1) effect any change in our Articles of Incorporation that would change any of the rights of the Series B Preferred Stock; or (2) issue any Series B Preferred Stock other than pursuant to the Securities Purchase Agreement.

         Complete copies of the Series B Articles of Amendment, the form of the Old Warrants and the Securities Purchase Agreement are contained in our Current Report on Form 8-K filed with the SEC on December 28, 1999, and are incorporated herein by reference. Complete copies of the Redemption Agreement, the Exchanged Warrants and the New Warrants are contained in our Current Report on Form 8-K filed with the SEC on May 8, 2000 and are incorporated herein by reference. The descriptions of these documents are summaries of the material terms and conditions only and are qualified in their entirety by reference to the complete documents which are publicly available from the SEC.

Series C Preferred Stock

         Pursuant to the terms of a Subscription Agreement dated June 28 2000, we sold, in a private placement to institutional and individual investors (the "Series C Preferred Financing"), a total of $24,310,000 of 7% Convertible Senior Secured Notes (the "Notes") due January 1, 2001. Together with the Notes, we issued five-year warrants for the purchase of an aggregate of 12,155,000 shares of Common Stock at an exercise price of $1.00 per share. As described below, all of the Notes have been converted into shares of Series C Preferred Stock. The conversion price of the Series C Preferred Stock, the warrant exercise price, and number of shares of Common Stock issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of Common Stock, stock options or convertible securities issued after June 2001, or certain corporate transactions such as stock splits, mergers or asset sales.

         As a result of completion of the redemption of the Series B Preferred Stock pursuant to the Redemption Agreement, the Notes, plus accrued interest thereon of approximately $20,000, automatically converted into 243,265 shares of Series C Preferred Stock on June 30, 2000. Shares of Series C Preferred Stock are immediately convertible into Common Stock at any time by the holder at an initial conversion price of $1.00 per share. Shares of Series C Preferred are subject to mandatory conversion if we raise more than $30 million in gross proceeds from the issuance of securities in a private or public placement or if the closing stock price of the Company is trading at $3.00 for 20 consecutive trading days. The Series C Preferred Stock is entitled to receive a 7% annual non-cumulative dividend, payable quarterly in cash or shares of Common Stock at the Company's option. If paid in Common Stock, the Common Stock is valued at $1.00 per share, subject to adjustment. Commonwealth served as private placement agent in the Series C Preferred Financing for which it received, in addition to cash fees of $2,431,000, five-year warrants to purchase 7,293,000 shares of Common Stock at an exercise price of $1.00 per share. As part of its compensation for financial advisory services in connection with the Series C Preferred Financing, we paid cash fees of $250,000 and also issued to Commonwealth a five-year warrant to purchase 1,000,000 shares of Common Stock at an exercise price of $1.00 per share.

         The investors in the Series C Preferred Financing agreed to a one-year lockup on the transfer or sale of any shares of Common Stock received upon conversion of Series C Preferred Stock and exercise of the related warrants issued. Additionally, Commonwealth has agreed to a 15-month lockup on the sale or transfer of the shares of Common Stock underlying the warrants issued in connection with Series C Preferred Financing and certain officers of ProxyMed have also agreed to a similar lockup on all Common Stock owned or acquired during the 15-month period. At the discretion of Commonwealth, lockup periods for all parties can be extended for a period of up to an additional 12 months or may be terminated early.

         In August 2000, the Company sold 10,000 shares of Series C Preferred Stock for $1 million in a private placement and issued five-year warrants for the purchase of 500,000 shares of Common Stock at an exercise price of $1.00 per share to Mr. Michael K. Hoover, its new Chairman of the Board and Chief Executive Officer, under terms substantially identical to the Series C Preferred Financing. Mr. Hoover has also agreed to similar lockup terms agreed to in the Series C Preferred Financing by other officers of ProxyMed, as noted above.

         At our option, the quarterly dividend on Series C Preferred Stock may be paid in cash (to the extent permitted by the terms of the Series B Preferred Stock) or Common Stock. If paid in stock, the stock is valued at $1.00 per share, subject to adjustment. Dividends on Series C Preferred Stock are non-cumulative. Dividends for the quarter ended September 30, 2000, were paid with 436,065 shares of Common Stock issued in October 2000.

         In the event of liquidation of ProxyMed, the holders of the Series C Preferred will be entitled to a liquidation preference before any amounts are paid to the holders of Common Stock or any other security junior to Series C Preferred Stock. Series C Preferred Stock ranks junior to the Series B Preferred Stock with respect to the preference as to distributions and payments upon liquidation. The liquidation preference is equal to an amount originally paid for the Series C Preferred Stock ($100 per share) plus accrued and unpaid dividends on any outstanding Series C Preferred Stock through the date of determination.

         The holders of Series C Preferred Stock are entitled to one vote per share of Common Stock issuable upon the conversion of the Series C Preferred Stock and, except as otherwise provided by law, will vote as a single class with the holders of Common Stock on all matters submitted to a vote. In the event that the holders of Series C Preferred Stock are required to vote as a single class, the affirmative vote of holders of not less than two-thirds of the outstanding shares of Series C Preferred Stock shall be required to approve each matter to be voted upon and if any matter is approved by such requisite percentage of holders of Series C Preferred Stock, such matter shall bind all holders of Series C Preferred Stock.

         Complete copies of the Series C Preferred Financing documents described herein are contained in our Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000, filed with the SEC on August 31, 2000. The descriptions of these documents are summaries of the material terms and conditions only and are qualified in their entirety by reference to the complete documents which are publicly available from the SEC.

Certain Anti-Takeover Provisions

         Under ProxyMed's Articles of Incorporation, there are approximately 16,751,700 unissued, unreserved shares of Common Stock and 1,746,625 shares of preferred stock available for future issuance without shareholder approval. The existence of authorized but unissued capital stock could have the effect of making more difficult or discouraging an acquisition of ProxyMed deemed undesirable by our Board of Directors.

Nasdaq National Market

         Our Common Stock is, and the shares being offered by this Prospectus will be, traded in the Nasdaq National Market unless our Common Stock is delisted from Nasdaq. Certain events that could cause our Common Stock to be delisted from Nasdaq are described in this Prospectus under "Risk Factors - We may be required to delist our shares from Nasdaq is certain events occur".

Transfer Agent and Registrar

         The transfer agent and registrar for our Common Stock is North American Transfer Company, Freeport, New York.

                              PLAN OF DISTRIBUTION

         The selling shareholders (or, subject to applicable law, their pledges, donees, distributees, transferees or successors in interest) are offering shares of our Common Stock, which are issuable to them upon conversion of Series C Preferred Stock, in lieu of cash dividends on Series C Preferred Stock, and upon exercise of warrants that they acquired from us in connection with Series C Preferred Financing. This Prospectus covers the selling shareholders' resale of up to 47,910,565 shares of our Common Stock that we may issue to them upon conversion of Series C Preferred Stock, as payments of dividends thereon and upon exercise of the related warrants, as well as any additional shares that may become issuable upon conversion of Series C Preferred Stock or exercise of the warrants because of stock splits, stock dividends and other specified transactions.

         We have also agreed to prepare and file any amendments and supplements to the registration statement in which this Prospectus is included as may be necessary to keep it effective until this Prospectus is no longer required for the selling shareholders to sell their shares of Common Stock, and to indemnify and hold the selling shareholders harmless against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), that could arise in connection with the selling shareholders' sale of their shares. We have agreed to pay all reasonable fees and expenses incident to the filing of these registration statements, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of their Common Stock.

         The selling shareholders may sell the shares of Common Stock described in this Prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or give their shares by other means not described in this Prospectus. As a result, pledges, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of Common Stock under this Prospectus. In addition, if any shares covered by this Prospectus qualify for sale pursuant to Rule 144 under the Securities Act, as amended, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this Prospectus.

         The selling shareholders may sell shares of Common Stock from time to time in one or more transactions:

                  o        at fixed prices that may be changed,

                  o        at market prices prevailing at the time of sale, or

                  o at prices related to such prevailing market prices or at negotiated prices.

         The selling shareholders may offer their shares of Common Stock in one or more of the following transactions:

                  o on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

                  o        in the over-the-counter market,

                  o        in privately-negotiated transactions,

                  o        through options,

                  o        by pledge to secure debts and other obligations,

                  o        by a combination of the above methods of sale,

                  o to cover short sales made pursuant to this Prospectus, or

                  o any other method permitted pursuant to applicable law.

         In effecting sales, brokers or dealers engaged by the selling shareholders or affiliated with them may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter in a block trade in which a broker-dealer will attempt to sell a block of shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. A broker-dealer may purchase such shares as principal and offer the shares for resale for its account pursuant to this prospectus. Broker-dealers may agree with the selling shareholders to sell a specified number of these shares at a stipulated price per share. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this Prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this Prospectus.

         Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The broker-dealer transactions may include:

                  o purchases of the shares by a broker-dealer as principal and resales of the shares by the broker-dealer for its account pursuant to this prospectus;

                  o        ordinary brokerage transactions; or

                  o transactions in which the broker-dealer solicits purchasers.

If a material arrangement with any broker-dealer or other agent is entered into for the sale of any shares of common stock through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if necessary, pursuant to Rule 424(b) under the Securities Act disclosing the material terms and conditions of these arrangements.

         The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of Common Stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of Common Stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act.

         Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares of Common Stock may not simultaneously engage in market-making activities with respect to Common Stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of Common Stock by the selling shareholder or any other person.





                                  LEGAL OPINION

         The validity of the Common Stock offered hereby will be passed on for us by Holland & Knight LLP, 701 Brickell Avenue, Suite 3000, Miami, Florida 33131.

                                     EXPERTS

         The consolidated balance sheets of ProxyMed as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows of ProxyMed for each of the three years in the period ended December 31, 1999, that are incorporated by reference in this Prospectus have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on that firm's authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                                                         To Be Paid By
                                                                         The Registrant
                                                                         --------------
                 SEC registration fee                                       $18,593
                 Accounting fees and expenses                                 5,000
                 Legal fees and expenses                                     10,000
                 Miscellaneous                                                4,407
                                                                            -------
                                                                            $38,000
                                                                            =======

Item 15.  Indemnification of Directors and Officers.

         Section 607.0850 of the Florida Business Corporation Act empowers a Florida corporation to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful. A Florida corporation may indemnify such person against expenses including amounts paid in settlement (not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion) actually and reasonably incurred by such person in connection with actions brought by or in the right of the corporation to procure a judgment its favor under the same conditions set forth above, if such person acted in good faith and in a manner such person believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and to the extent the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

         To the extent such person has been successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses, including counsel (including those for appeal) fees, actually and reasonably incurred by such person in connection therewith. The indemnification and advancement of expenses provided for in, or granted pursuant to, Section 607.0850 is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the articles of incorporation of ProxyMed or any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. Section 607.0850 also provides that a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the statute.

         Article VII of ProxyMed's Restated Articles of Incorporation and
Article VII of ProxyMed's Bylaws provide for indemnification of the directors, officers, employees and agents of ProxyMed (including the advancement of expenses) to the fullest extent permitted by Florida law. In addition, ProxyMed has contractually agreed to indemnify its directors and officers to the fullest extent permitted under Florida law.

         ProxyMed's employment agreements with its principal executive officers limit their personal liability for monetary damages for breach of their fiduciary duties as officers and directors, except for liability that cannot be eliminated under the Florida Business Corporation Act.

Item 16.  Exhibits.

         The following exhibits are filed with this Registration Statement:

    Exhibit No.                                      Description of Documents
    -----------                                      ------------------------
        2.1           Stock Purchase Agreement, dated April 24, 1998, between ProxyMed, Inc. and WPJ,
                      Inc.(1)

        2.2           Merger Agreement, dated as of December 30, 1998, between ProxyMed, Inc.,
                      ProxyMed Acquisition Corp. and Key Communications Service, Inc.(2)

        3.3           Articles of Amendment to Articles of Incorporation of ProxyMed, Inc.(3)

        3.4           Articles of Amendment to Articles of Incorporation of ProxyMed dated as of June 15,
                      2000.(5)

        4.1           Form of Warrant to Purchase Common Stock of ProxyMed, Inc., dated December 23,
                      1999, issued to certain investors.(3)

        4.2           Registration Rights Agreement, dated as of December 23, 1999, by and among
                      ProxyMed, Inc. and the investors named therein.(3)

        4.3           Form of Exchanged Warrant to Purchase Common Stock of ProxyMed, Inc., dated
                      May 4, 2000, issued to certain investors.(4)

        4.4           Form of New Warrant to Purchase Common Stock of ProxyMed, Inc., dated May 4,
                      2000, issued to certain investors.(4)

        4.5           Registration Rights Agreement, dated as of May 4, 2000, by and among ProxyMed,
                      Inc. and the investors named therein.(4)

        5.1           Opinion of Holland & Knight LLP.

       10.24          Securities Purchase Agreement, dated as of December 23, 1999, by and among
                      ProxyMed, Inc. and the investors listed on the Schedule of Buyers attached thereto.(3)

      10.27.1         Redemption and Exchange Agreement, dated as of May 4, 2000, by and among
                      ProxyMed, Inc. and the investors named therein.(4)

      10.27.2         Placement Agency Agreement dated June 7, 2000 between ProxyMed and
                      Commonwealth Associates, L.P.(5)

       10.28          Warrant No. 00-09 - Warrant Agreement for Common Stock of ProxyMed dated as of
                      June 15, 2000 in favor of Commonwealth Associates, L.P. or its permitted assigns.(5)

       10.29          Warrant No. 00-21 - Warrant Agreement for Common Stock of ProxyMed dated as of
                      June 15, 2000 in favor of Commonwealth Associates, L.P. or its permitted assigns.(5)

       10.30          Subscription Agreement dated as of June 28, 2000 among ProxyMed and the subscribers listed in that agreement for the purchase of 7% Convertible Senior Secured
                      Notes due January 1, 2001 and Warrants to Purchase Shares of Common Stock.(5)

    Exhibit No.                                      Description of Documents
    -----------                                      ------------------------
       10.31          Amended and Restated General Security Agreement dated as of June 28, 2000 among
                      ProxyMed, Key Communications Service, Inc., WPJ, Inc. d/b/a Integrated Medical
                      Systems and Commonwealth Associates, L.P., in its capacity as agent for the
                      Purchasers described in the agreement.(5)

       10.32          Amended and Restated Intellectual Property Security Agreement dated as of June 28,
                      2000 in favor of Commonwealth Associates, L.P., in its capacity as agent for the
                      Purchasers described in the agreement.(5)

       10.33          Form of Warrant Agreement for Common Stock of ProxyMed for Warrants issued under the
                      Subscription Agreement contained in Exhibit 10.30.(5)

       10.34          Form of 7% Convertible Senior Secured Promissory Note due January 1, 2001.(5)

        23.1          Consent of Holland & Knight LLP (included in the opinion filed as Exhibit 5.1).

        23.2          Consent of PricewaterhouseCoopers LLP.

        24.1          Power of Attorney (set forth on signature page of the Registration Statement).

(1)      Incorporated by reference to the exhibits filed with Current Report on Form 8-K dated May 19,
         1998.

(2)      Incorporated by reference to the exhibits filed with the Current Report on Form 8-K dated
         December 31, 1998.

(3)      Incorporated by reference to the exhibits filed with the Current Report on Form 8-K dated
         December 23, 1999.

(4)      Incorporated by reference to the exhibits filed with the Current Report on Form 8-K dated May 8,
         2000.

(5)      Incorporated by reference to the exhibits filed with Amendment No. 1 to the Quarterly Report on
         Form 10-Q for the quarter ended on June 30, 2000.

Item 17.  Undertakings.

         (a) The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and
(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned Registrant hereby undertakes that: (i) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on December 14, 2000.

                                  PROXYMED, INC.

                                  By:      /s/ Judson E. Schmid
                                           --------------------------------
                                           Executive Vice President,
                                           Chief Financial Officer and Treasurer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael K. Hoover and Frank M. Puthoff, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, in any and all capacities, to sign all amendments (including post-effective amendments) to the Registration Statement to which this power of attorney is attached, and to file all those amendments and all exhibits to them and other documents to be filed in connection with them, including any registration statement pursuant to Rule 462 under Securities Act of 1933, with the Securities and Exchange Commission.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signatures                             Title                                Date
             ----------                             -----                                ----
/s/ Michael K. Hoover                 Chairman of the Board, Chief                December 14, 2000
---------------------------           Executive Officer and Director
Michael K. Hoover

/s/ Harold S. Blue                    Vice-Chairman of the Board                  December 14, 2000
---------------------------           and Director
Harold S. Blue

/s/ Edwin M. Cooperman                Director                                    December 14, 2000
---------------------------
Edwin M. Cooperman

/s/ Gerald B. Cramer                  Director                                    December 14, 2000
---------------------------
Gerald B. Cramer

/s/ Donald G. Drapkin                 Director                                    December 14, 2000
---------------------------
Donald G. Drapkin

/s/ Michael S. Falk                   Director                                    December 14, 2000
---------------------------
Michael S. Falk

/s/ Thomas E. Hodapp                  Director                                    December 14, 2000
---------------------------
Thomas E. Hodapp

/s/ Bertram J. Polan                  Director                                    December 14, 2000
---------------------------
Bertram J. Polan

/s/ Eugene R. Terry                   Director                                    December 14, 2000
---------------------------
Eugene R. Terry

                                INDEX TO EXHIBITS

    Exhibit No.                                      Description of Documents
    -----------                                      ------------------------
        5.1           Opinion of Holland & Knight LLP.

        23.1          Consent of Holland & Knight LLP (included in the opinion filed as Exhibit 5.1).

        23.2          Consent of PricewaterhouseCoopers LLP.

        24.1          Power of Attorney (set forth on signature page of the Registration Statement).